In May 2011, the Rochdale Emerging Markets Portfolio was added to the Trust.  The Rochdale Emerging Markets Portfolio aggressively seeks maximum long-term growth by investing primarily in emerging market companies regardless of capitalization size.  The Rochdale Emerging Markets Portfolio is expected to commence operations during the second half of 2011.